Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirty-third Meeting of the Sixth Session of the Board of Directors of

China Life Insurance Company Limited

The thirty-third meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on February 25, 2021 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated February 22, 2021. All of the Company’s nine directors attended the Meeting and cast their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The following resolutions were reviewed and passed at the Meeting:

1.	The Proposal on the Retrospective Report of the Products of the Company for Year 2020.

Voting result: 9 for, 0 against, with no abstention

2.	The Proposal on Adjustments to the Composition of Relevant Special Committees of the Sixth Session of the Board of the Company

Voting result: 9 for, 0 against, with no abstention

3.	The Proposal on Nominating the Candidate for the Director of the Fifth Session of the Board of China Life Asset Management Company Limited

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

February 25, 2021